Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 16, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9977
American Strength Portfolio Series
(the “Trust”)
CIK No. 1898540 File No. 333-262562

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       Please include a policy to invest at least 80% of the Trust’s assets in U.S. companies, including how the Trust determines whether a company is a U.S. company.

Response:       In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“Under normal circumstances, the Trust will invest at least 80% of its assets in companies headquartered or incorporated in the United States”

2.       The Staff presumes the Trust invests in small and/or mid capitalization companies. Please explain this in the disclosure, including the capitalization range for the securities.

Response:       The disclosure will be revised in accordance with the Staff’s comment. Please refer to Appendix A for the revised disclosure.

3.       Specify the criteria of the stocks that fall within each of the three market segments (i.e., Capital Strength, Dividend Strength and SMid Strength) and how the universe is determined for each segment. Additionally, please provide more context as to what is meant by “each universe.”

Response:       The disclosure will be revised in accordance with the Staff’s comment. Please refer to Appendix A for the revised disclosure.

4.       Please explain what is meant by “each component of the allocation.”

Response:       In accordance with the Staff’s comment, the above-referenced disclosure will be revised to state “each market segment of the allocation.” Please refer to Appendix A for the revised disclosure.

5.       The Staff notes the disclosure states, “The next step in our process is to evaluate companies based on multiple factors.” Please specify each of these factors and the criteria used to evaluate each factor. Also, if this differs for each market segment, please describe the evaluation process for each.

Response:      The disclosure will be revised in accordance with the Staff’s comment. Please refer to Appendix A for the revised disclosure.

6.       Please specify the “investment criteria.” Also, are these different from the “multiple factors” and “market segments” described earlier?

Response:      The disclosure will be revised in accordance with the Staff’s comment. Please refer to Appendix A for the revised disclosure.

7.       Please clarify what “attractive valuations” mean (i.e., what does the Trust consider attractive valuations?). Does the Trust utilize the Cash Flow Return on Investment (“CFROI”) method and Economic Margin (“EM”) as utilized in other UITs?

Response:      The disclosure will be revised in accordance with the Staff’s comment. Please refer to Appendix A for the revised disclosure.

8.       The Staff notes that going forward, First Trust plans to revise the “Additional Portfolio Contents” section to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.” Please revise to state, for example, that “The Trust’s investments include…”

Response:      The Trust respectfully declines to revise the disclosure under the “Additional Portfolio Contents” section. The Trust believes the language as currently presented is adequate for investor comprehension.

9.       Please confirm “companies with various market capitalizations” is accurate in the “Additional Portfolio Contents” section given the Trust’s investments in small and/or mid capitalization companies.

Response:      The Trust notes that the SMID Capital Strength is just one of the three market segments included in the Trust’s portfolio. The other two segments, Capital Strength and Dividend Strength, include companies that are large capitalization companies. If, based on the Trust’s final portfolio, the Trust does not have principal exposure to large capitalization companies, the “Additional Portfolio Contents” section will be revised accordingly, and the “Large Capitalization Companies” risk will be removed from the Trust’s prospectus.

Risk Factors

10.       Please confirm “Large Capitalization Companies” is a principal risk, otherwise delete.

Response:       Please refer to the Trust’s response to Comment No. 9.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Appendix A

Portfolio Selection Process.

The Trust invests in a diversified portfolio of common stocks of companies that exhibit financial strength from three distinct segments of the market. The three market segments are approximately weighted based on the following allocations as of the date the portfolio was selected:

Capital Strength	33%
Dividend Strength	33%
SMid Capital Strength	33%

The first step in the selection process is to identify each universe for the three market segments.

Capital Strength. The initial universe of Capital Strength stocks is the S&P 500® Index. This universe is reduced by screening for companies with long-term debt to market value of equity ratios of less than 30%, return on equity ratios of greater than 15%, and a cash and cash equivalents balance of greater than $1 billion.

Dividend Strength. The initial universe of Dividend Strength stocks is the S&P 1500® Index. This universe is reduced by screening for companies with a market capitalization above $1 billion, a long-term debt to market value of equity ratio of less than 40%, a return on equity ratio of greater than 10%, an indicated dividend yield of greater than 1.5%, a 5-year dividend growth rate of greater than 5%, and a dividend payout ratio below 50%.

SMid Capital Strength. The initial universe of SMid Capital Strength is all stocks in the S&P’s MidCap 400® Index and the S&P’s SmallCap 600® Index. This universe is reduced by screening for companies with long-term debt to market value of equity ratios of less than 30%, return on equity ratios of greater than 15%, and a cash and cash equivalents balance of greater than $100 million.

The next step for each market segment is to calculate an estimated value for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company’s internal rate of return against an estimate of a company’s cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth.

After considering the above valuations, equity analysts select the stocks for each market segment with the best prospects to meet the investment objective, that trade at attractive valuations relative to their estimated value, and, in the opinion of the equity analysts, are likely to exceed market expectations of future cash flows.

The final selected portfolio is comprised of 30 Capital Strength stocks, 25 Dividend Strength stocks and 40 SMid Capital Strength stocks. Within each market segment, the stocks are approximately equally weighted.